SEC FILE NUMBER
001-39733
CUSIP NUMBER
G38245109 G38245117 G38245125

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Genesis Park Acquisition Corp.

Full Name of Registrant

Not applicable

Former Name if Applicable

2000 Edwards Street, Suite B

Address of Principal Executive Office (Street and Number)

Houston, TX 77007

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Genesis Park Acquisition Corp. (the “Company” or “GPAC”) is unable to file, without unreasonable effort and expense, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (the “Form 10-Q”) for the reasons set forth below.

As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2021, after considering the statement (the “Statement”) issued by the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2021, discussing the accounting implications of certain terms that are common in warrants issued by special purpose acquisition companies, the Company has determined to restate (1) the Company’s previously issued audited balance sheet, dated November 27, 2020, included in the Form 8-K that was filed on December 3, 2020, and (2) the Company’s audited financial statements for the year ended December 31, 2020, and for the period from July 29, 2020 (inception) through December 31, 2020, included in the Annual Report on Form 10-K that was filed on March 29, 2021 (the “Original 10-K”) to account for the change in treatment of (i) the 8,188,811 redeemable warrants (the “Public Warrants”) that were included in the units issued by the Company in its initial public offering (the “IPO”) and (ii) the 7,292,541 redeemable warrants (the “Sponsor Warrants”) that were issued to the Company’s sponsor and the 439,627 redeemable warrants (collectively with the Public Warrants and the Sponsor Warrants, the “Warrants”) that were issued to Jefferies LLC, in each case in a private placement that closed concurrently with the closing of the IPO.

On May 10, 2021, the Company restated (1) the Company’s previously issued audited balance sheet, dated November 27, 2020, included in the Form 8-K that was filed on December 3, 2020, and (2) the Company’s audited financial statements for the year ended December 31, 2020, and for the period from July 29, 2020 (inception) through December 31, 2020 in Amendment No. 1 to the Original 10-K (the “Restatement”). The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Warrants in accordance with the Statement, and as a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to complete and file the Form 10-Q by the required due date without unreasonable effort and expense. The Company does, however, expect to file such report within five calendar days thereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jonathan E. Baliff, President and Chief Financial Officer	713	489-4650
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Additional Information

In connection with the proposed business combination between Redwire, LLC (“Redwire”) and GPAC, GPAC intends to file with the SEC a Registration Statement on Form S-4 (as amended, the “Form S-4”) that includes a preliminary proxy statement and a prospectus, which we refer to as a “proxy statement / prospectus,” and will mail a definitive proxy statement / prospectus and other relevant documentation to GPAC’s shareholders. This Form 12b-25 does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. GPAC shareholders and other interested persons are advised to read, when available, the Form S-4, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with GPAC’s solicitation of proxies for the extraordinary general meeting of its shareholders to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about GPAC, Redwire and the proposed business combination. The definitive proxy statement / prospectus will be mailed to GPAC’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. GPAC’s shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investor-relations@redwirespace.com.

Participants in the Solicitation

GPAC and its directors and officers may be deemed participants in the solicitation of proxies of GPAC’s shareholders in connection with the proposed business combination. GPAC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GPAC in GPAC’s IPO prospectus filed with the SEC on November 24, 2020.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GPAC shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement / prospectus that will accompany the Form S-4 that GPAC intends to file with the SEC.

Forward Looking Statements

This Form 12b-25 includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Disclaimer

This Form 12b-25 shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Genesis Park Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2021	By:	/s/ Jonathan E. Baliff
	Name:	Jonathan E. Baliff
	Title:	President and Chief Financial Officer (Principal Financial and Accounting Officer)